FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of June 2004

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                             Waterford Wedgwood plc

                       (Waterford Wedgwood or the Group)


Waterford Wedgwood announces that Chris McGillivary, Chief Executive and President of Waterford Wedgwood USA - the American arm of the Group - and a Director of the Group, has decided to retire early.

John Foley, Chief Executive, Waterford Crystal, will add responsibility for Waterford Wedgwood USA to his current role.

Mr McGillivary was CEO of Waterford Wedgwood USA for 14 years. In that time, sales grew by 125%, Waterford Crystal's market share in America doubled and profitability was greatly enhanced.

Perhaps the highlight of McGillivary's tenure was his idea of the Waterford Times Square Ball for the millennium and the highly successful product collection that he conceived with the millennium theme which sold worldwide from 1995 to 2000.

Redmond O'Donoghue, Group Chief Executive, said: "Chris McGillivary played an important role in the dramatic growth of the company during his tenure and greatly strengthened, extended and confirmed the status of our brands in America. We wish him every possible success in his retirement."


ends                                                             25 June, 2004

Enquiries

Powerscourt (UK)                          +44 207 236 5615
Rory Godson                               +44 7909 926 020

Dennehy Associates (Ireland)              +353 1 676 4733
Michael Dennehy                           +353 87 2556923


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:25 June 2004